SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of June 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     |X| Form 20-F         |_| Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     |_| Yes               |X| No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated June 2, 2004.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ELBIT SYSTEMS LTD.
                                                (Registrant)


                                                By: /s/ Ilan Pacholder
                                                    ----------------------------
                                                Name:  Ilan Pacholder
                                                Title: Corporate Secretary

Dated:  June 4, 2004

                                  EXHIBIT INDEX
                                  -------------

    Exhibit No.            Description
    -----------            -----------

            1.             Press Release, dated June 2, 2004.

                                    EXHIBIT 1
                                    ---------

     ELBIT SYSTEMS WINS CONTRACT FROM ISRAELI MINISTRY OF DEFENSE TO OPERATE
       AND MAINTAIN THE HELICOPTERS OF THE ISRAEL AIR FORCE FLIGHT SCHOOL

                  CONTRACT VALUED AT APPROXIMATELY $40 MILLION
                     TO BE PERFORMED OVER A TEN-YEAR PERIOD

Haifa, Israel, June 2, 2004- Elbit Systems Ltd.( NASDAQ: ESLT) announced that it was awarded, through its wholly owned subsidiary Cyclone Aviation Products
Ltd. ("Cyclone"), a ten-year contract from the Israeli Ministry of Defense for the operation and maintenance of the helicopters of the Israel Air Force ("IAF") Flight School. Under the contract, which will be executed by providing flight hours ("Power by the Hour"), Cyclone will provide full maintenance services to the IAF Bell 206 and Cobra AH-1A helicopters. The contract is valued at approximately $40 million. Cyclone has recruited approximately 30 specialists who are experienced in the maintenance of these IAF helicopters.

The maintenance and full logistic support of the IAF Flight School helicopters are being transferred from the IAF to Cyclone as part of the IAF process of outsourcing and privatization of various services. The service and support activities to be performed by Cyclone under the new contract are in line with other outsourcing services being performed by Elbit Systems for the IAF. Elbit Systems is currently operating the "Snunit" GROB 120I trainer aircraft for the IAF Flight School. The "Snunit" program is a Private Finance Initiative (PFI) contract, under which the trainer aircraft are owned and fully maintained by Elbit Systems. The "Snunit" trainers have already accumulated thousands of operational hours in the service of the IAF Flight School.

Joseph Ackerman, President and CEO of Elbit Systems, commented:
"The contract for the maintenance and support of the IAF Flight School helicopters is an additional important milestone in the realization of Elbit Systems' strategy to expand its activities in the area of maintenance, support and operation services, in Israel and worldwide."

About Elbit Systems
-------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

For more about Elbit Systems, please visit our website at www.elbitsystems.com

Contacts

Company contact                                IR Contacts
---------------                                -----------
Ilan Pacholder, VP Finance                     Ehud Helft/Kenny Green
Elbit Systems Ltd                              Gelbart Kahana
Tel:  972-4 831-6632                           Tel: 1-866-704-6710
Fax: 972-4 831-6659                            Fax: 972-3-607-4711
Pacholder@elbit.co.il                          ehud@gk-biz.com
                                               ---------------
                                               kenny@ gk-biz.com

     STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.